EXHIBIT 3

Release:	IMMEDIATE RELEASE

Contact:	Brian Yuen
Global-Tech USA, Inc.
Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES REPORTS SECOND QUARTER RESULTS

AND CONTINUES ITS EFFORTS TO SECURE NEW CCM CUSTOMERS

Hong Kong, December 22, 2006 — Global-Tech Appliances Inc. (NYSE: GAI) announced today its net sales and earnings for the second quarter of fiscal 2007 ended September 30, 2006.

Net sales for the second quarter of fiscal 2007 were $13.3 million, compared to $19.9 million for the second quarter of fiscal 2006. Net loss for the second quarter of fiscal 2007 was $1.4 million, or $0.11 per share, compared to a net loss of $4.4 million, or $0.36 per share, for the prior corresponding fiscal period.

Net sales for the six months ended September 30, 2006 were $30.9 million, compared to $37.6 million for the prior corresponding six-month period. Included in net sales for the first half of fiscal 2007 were sales of approximately $5.4 million of CMOS (complementary metal oxide semiconductor) camera modules (CCMs), which is a venture that the Company had started at the end of the prior corresponding fiscal period. Net income for the first half of fiscal 2007 was $1.9 million, or $0.16 per share, compared to a net loss of $7.1 million, or $0.58 per share, for the first half of fiscal 2006. Included in net income for the first half of fiscal 2007 was a non-recurring gain of approximately $4.5 million, which was reflected in other income, net resulting from the establishment of a joint venture with Anwell Technologies Limited (Anwell) in fiscal 2006. Pursuant to this joint venture, the Company sold a 70% stake in one of its subsidiaries to Anwell in exchange for a $5.6 million convertible note, and the full amount of this note was recognized in the first quarter of fiscal 2007.

John C.K. Sham, President and Chief Executive Officer, said: “While sales of our floor care products declined in this quarter primarily due to model changeovers, sales of our CCMs were up about 8% compared to the first quarter of fiscal 2007. We are making progress in our CCM venture and expect to continue to dedicate a portion of our resources in an effort to secure new CCM customers in the months ahead.”

Mr. Sham continued, “In the second quarter of fiscal 2007, we reduced our operating loss by approximately $2.6 million, compared to the prior corresponding quarter, because of our decision to reduce certain costs, particularly expenses associated with our display programs.”

Mr. Sham concluded, “While our core business will not match last fiscal year’s sales performance, we are continuing to work diligently with our key customers to secure new OEM projects for next fiscal year. Our improved performance in electronic components, along with our ongoing cost cutting initiatives, is expected to offset some of the decline in floor care product sales for the balance of fiscal 2007.”

Global-Tech Appliances Inc. is a holding company, owning subsidiaries that manufacture and market a wide range of consumer electrical products worldwide, including floor care products and small household appliances. These products are marketed by customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, GE®, Hamilton Beach®, Kenwood®, Pentax®, Presto®, Proctor-Silex®, Sanyo®, Sharper Image®, Sunbeam®, and West Bend®.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as

“expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of United States dollars, except per share data)

	Three Months Ended September 30,		Six Months Ended September 30,
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	$13,348	$19,891	$30,851	$37,589
Cost of goods sold	(12,549)	(18,179)	(28,068)	(34,698)
Gross profit	799	1,712	2,783	2,891
Selling, general and administrative expenses	(2,887)	(6,298)	(6,393)	(10,232)
Operating loss	(2,088)	(4,586)	(3,610)	(7,341)
Interest expense	—	(10)	—	(18)
Interest income	492	330	971	629
Other income (expense), net	247	(121)	4,663	(321)
Share of loss of a jointly-controlled entity	(57)	—	(114)	—
Income (loss) from operation before income taxes	(1,406)	(4,387)	1,910	(7,051)
Provision for income taxes	—	(16)	—	(32)
Net income (loss) before minority interests	(1,406)	(4,403)	1,910	(7,083)
Minority interests	7	—	7	13
Net income (loss)	$(1,399)	$(4,403)	$1,917	$(7,070)

Basic and diluted earnings (loss) per common share	$(0.11)	$(0.36)	$0.16	$(0.58)

Basic and diluted weighted average number of shares outstanding	12,224	12,224	12,224	12,224

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	September 30, 2006	March 31, 2006
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$25,165	$27,313
Short-term investments	19,807	18,716
Accounts and bills receivable, net	10,257	8,447
Prepaid expense	250	253
Deposits and other assets	1,640	1,677
Legal claims receivable	4,577	4,577
Inventories	9,045	10,781
Total current assets	70,741	71,764

Interest in a jointly-controlled entity	367	—
Convertible note, net	5,427	—
Interest receivable on convertible note	84	—
Derivative	74	—
Property, plant and equipment, net	21,076	24,165
Land use rights	2,290	2,151
Total assets	$100,059	$98,080

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	$—	$37
Accounts payable	4,876	5,075
Salaries and allowances payable	673	588
Other payable and accrued expenses	3,583	3,797
Accrual for contingent losses	5,464	5,464
Income tax payable	3,694	3,730
Total current liabilities	18,290	18,691
Deferred tax liabilities	39	39
Total liabilities	18,329	18,730

Minority interests	32	—

Shareholders’ equity:
Common stock, par value $0.01; 50,000,000 shares authorized; 12,902,755 shares issued as of September 30 and March 31, 2006	129	129
Preferred stock, par value $0.01; 1,000,000 shares authorized; no shares issued	—	—
Additional paid-in capital	83,390	83,031
Retained earnings	2,797	880
Accumulated other comprehensive loss	(125)	(197)
Less: Treasury stock, at cost, 679,147 shares as of September 30 and March 31, 2006	(4,493)	(4,493)
Total shareholders’ equity	81,698	79,350
Total liabilities and shareholders’ equity	$100,059	$98,080